FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of June


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media
Information

                                 11 June 2004

                    Update on North Caspian Sea PSA Disposal

As announced on the 16 May 2003, five of the six partners in the North Caspian Sea Production Sharing Agreement (NCPSA) in Kazakhstan exercised their pre-emptive rights in the sale of BG Group's 16.67 per cent interest in the NCPSA including the Kashagan project. The transfer documents giving effect to this transaction are currently awaiting completion by the Kazakh authorities.

The Government of the Republic of Kazakhstan (RoK) has indicated that it believes it has a pre-emptive right to acquire the whole of BG's stake in the NCPSA, on the same terms, including price, as previously agreed with the pre-empting parties, and has expressed its desire to do so.

BG continues to work with the pre-empting parties and the RoK to complete the previously announced sale of its interest in the NCPSA as soon as possible.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Save as disclosed in this announcement, there has been no significant change affecting any matter contained in BG's earlier announcements regarding this transaction and no other significant matter has arisen which would have been required to be mentioned in any of those earlier announcements if it had arisen at the time of the preparation of those announcements.


Notes to Editors:

In March 2003, BG Group announced the sale of its 16.67 per cent interest in the North Caspian Sea Production Sharing Agreement (NCPSA) to CNOOC North Caspian Sea Limited and Sinopec International Petroleum Exploration and Production Corporation.

Subsequently, five of the six partners in the NCPSA exercised their pre-emption rights in May 2003; BG executed SPAs with the pre-empting partners in September 2003.

The Republic of Kazakhstan and partners announced the approval of the Kashagan Development Plan and Budget in February 2004.

The partners of the North Caspian Sea PSA are: Eni (Operator 16.67%), BG Group (16.67%), ConocoPhillips (8.33%), ExxonMobil Kazakhstan Inc. (16.67%), Inpex (8.33%), Total (16.67%), Shell (16.67%).

BG has four business segments - Exploration & Production, Liquefied Natural Gas, Transmission & Distribution and Power Generation. Active in some 20 countries on five continents, its core geographical areas are the UK, Kazakhstan, Egypt, Trinidad & Tobago, South America and India.


Enquiries:

Communications           Trina Fahey / Jonathan
                         Miller / Chris Carter      +44 (0) 118 929 3717

Out of hours media pager:                           +44 (0)7693 309543

Investor Relations       Chris Lloyd/Brian
                         McCleery/Helen Parris      +44 (0) 118 929 3025

Website: www.bg-group.com

PR/10994



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 June 2004                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary